# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MEDIROM Healthcare Technologies Inc., CIK 0001819704
CUSIP: 58510H103
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: 2-3-1 Daiba, Minato-ku, Tokyo, Japan (M0), 135-0091
Date of event which requires filing of this statement: 12/11/2024
Amends the filing with accession number 0001104659-23-006544
Filed by CIK 0001836369
Persons authorized to receive notices and communications: Kouji Eguchi c/o COZY LLC, 3-5-1 Itabashi #1504, Itabashi-ku, Tokyo, Japan (M0), 173-0004, 81 (90) 1847-3740

## Reporting persons
- Kouji Eguchi (CIK 0001836369): type of reporting person: individual (IN); citizenship or place of organization: Japan (M0); member of a group; source of funds: personal funds (PF); sole voting power 2,075,003; shared voting power 0; sole dispositive power 2,075,003; shared dispositive power 0; aggregate amount beneficially owned 2,075,003 (25.77% of the class)
  Comment: With respect to rows 7, 9, and 11 immediately above, the aggregate amount of shares beneficially owned by Kouji Eguchi reflects (i) 1,877,460 Common Shares, no par value per share (the "Common Shares"), of the Issuer held by Mr. Eguchi, (ii) 22,543 American Depositary Shares of the Issuer, each representing one Common Share (the "ADSs"), held by COZY LLC, a limited liability company (godo kaisha) organized under the laws of Japan that is wholly owned and controlled by Mr. Eguchi ("COZY"), (iii) an aggregate of 150,000 Common Shares that may be issued upon exercise of stock options held by Mr. Eguchi that are exercisable within 60 days from the date hereof, and (iv) 25,000 Common Shares held by COZY.
  
  With respect to row 13 immediately above, the percentage is based on (i) 7,901,950 Common Shares issued and outstanding as of December 31, 2024, as reported in the Issuer's annual report on form 20-F for the year ended December 31, 2024, filed by the Issuer with the U.S. Securities and Exchange Commission on April 29, 2025, and (ii) 150,000 Common Shares that may be issued upon exercise of stock options held by Mr. Eguchi that are exercisable within 60 days from the date hereof, which are deemed to be outstanding for the purpose of computing the percentage of outstanding securities owned by Mr. Eguchi.
- COZY LLC (CIK 0002078582): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); member of a group; source of funds: working capital (WC); sole voting power 47,543; shared voting power 0; sole dispositive power 47,543; shared dispositive power 0; aggregate amount beneficially owned 47,543 (0.6% of the class)
  Comment: With respect to rows 7, 9, and 11 immediately above, the aggregate amount of shares beneficially owned by COZY reflects (i) 22,543 ADSs of the Issuer held by COZY and (ii) 25,000 Common Shares held by COZY.
  
  With respect to row 13 immediately above, the percentage is based on 7,901,950 Common Shares issued and outstanding as of December 31, 2024, as reported in the Issuer's annual report on form 20-F for the year ended December 31, 2024, filed by the Issuer with the U.S. Securities and Exchange Commission on April 29, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value per share
Name of issuer: MEDIROM Healthcare Technologies Inc.
Address of issuer's principal executive offices: 2-3-1 Daiba, Minato-ku, Tokyo, Japan (M0), 135-0091
Comment:
This amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on January 25, 2023 (as amended, the "Schedule 13D"), relating to the Common Shares. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

This Amendment No. 1 is being filed to update the aggregate percentage of the Issuer's Common Shares beneficially owned by Kouji Eguchi to reflect the Issuer's issuance of additional ADSs representing Common Shares on December 11, 2024 and not due to an acquisition or disposition of any Common Shares by Mr. Eguchi. In connection with this update, COZY (together with Mr. Eguchi, the "Reporting Persons") is being added as a joint filer due to its acquisition of Common Shares and ADSs prior to the date of this Amendment No. 1. Due to administrative oversight, this Amendment No. 1 is being filed late by the Reporting Persons.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

This Statement is being filed by Kouji Eguchi and COZY LLC ("COZY" and, together with Kouji Eguchi, the "Reporting Persons").
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and restated as follows:

The principal business address of the Reporting Persons is 3-5-1 Itabashi #1504, Itabashi-ku, Tokyo, Japan.
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and restated as follows:

Mr. Eguchi is the Chief Executive Officer of the Issuer.

COZY is a company organized and existing under the laws of Japan and is wholly owned by Mr. Eguchi.
Criminal convictions in the last five years:
Item 2(d) of the Schedule 13D is hereby amended and restated as follows:

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Schedule 13D is hereby amended and restated as follows:

During the last five years, the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship:
Item 2(f) of the Schedule 13D is hereby amended and restated as follows:

Mr. Eguchi is a citizen of Japan.

COZY is organized under the laws of Japan.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons are currently deemed to beneficially own an aggregate amount and percentage of Common Shares as set forth in Item 5 of this Schedule 13D.

This Amendment No. 1 is being filed to update the aggregate percentage of the Issuer's Common Shares beneficially owned by the Reporting Persons to reflect the Issuer's issuance of additional ADSs representing Common Shares on December 11, 2024 and not due to an acquisition or disposition of any Common Shares by the Reporting Persons. In connection with this update, COZY is being added as a joint filer due to its acquisition of Common Shares and ADSs prior to the date of this Amendment No. 1.

Since January 25, 2023, the date on which the Schedule 13D was originally filed, COZY has acquired an aggregate of 22,543 ADSs and 25,000 Common Shares. The purchase price for the Common Shares and ADSs was paid from cash on hand of COZY. In addition, in June 2025, Mr. Eguchi transferred 7,500 Common Shares to an individual.

The Common Shares held directly by Mr. Eguchi (which were acquired prior to, and are described in, the original filing of the Schedule 13D on January 25, 2023) were acquired by Mr. Eguchi as the founder of the Issuer and in connection with his service as the Chief Executive Officer of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Shares or ADSs and/or retain and/or sell all or a portion of the Common Shares or ADSs held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Shares or ADSs held by the Reporting Persons to other entities. Any actions the Reporting Persons might undertake will be dependent upon each Reporting Person's review of numerous factors, including, among other things, the price levels of the ADSs, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor's need for liquidity, and other future developments. Any future acquisitions of the Common Shares by the Reporting Persons will be subject to the Issuer's policies, including its insider trading policy, as applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

Kouji Eguchi beneficially owns an aggregate of 2,075,003 Common Shares, representing 25.77% of the outstanding Common Shares.

For purposes of this Statement, Mr. Eguchi has assumed that the total number of the Issuer's issued and outstanding Common Shares is 8,051,950, which is based on (i) 7,901,950 Common Shares issued and outstanding as of December 31, 2024, as reported in the Issuer's annual report on form 20-F for the year ended December 31, 2024 filed by the Issuer with the U.S. Securities and Exchange Commission on April 29, 2025 (the "2024 20-F"), and (ii) 150,000 Common Shares that may be issued upon exercise of stock options held by Mr. Eguchi that are exercisable within 60 days from the date hereof, which are deemed to be outstanding for the purpose of computing the percentage of outstanding securities owned by Mr. Eguchi.

COZY beneficially owns an aggregate of 47,543 Common Shares, representing 0.60% of the outstanding Common Shares. As COZY is 100% owned by Mr. Eguchi, he has sole voting and dispositive power over these Common Shares and is deemed to be the beneficial owner of the Common Shares held by COZY.

For purposes of this Statement, COZY has assumed that the total number of the Issuer's issued and outstanding Common Shares is 7,901,950, which is based on 7,901,950 Common Shares issued and outstanding as of December 31, 2024, as reported in the Issuer's 2024 20-F.

The Reporting Person is also the holder of one Class A Share of the Issuer. The Issuer has one Class A Share issued and outstanding as of the date of this Amendment No. 1.
Number of shares as to which each person has sole or shared power to vote or dispose: See item 5(a) immediately above.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons have not effected any transactions in the Issuer's securities within the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and restated as follows:

The relationships between the Reporting Persons described in Items 2 and 5(a) above are incorporated herein by reference.

In addition, Kouji Eguchi holds 186,500 stock options of the Issuer, granting Mr. Eguchi the right to purchase up to 186,500 Common Shares as detailed below.

Total Total Number
Number of of Common
End of Exercise Stock Shares
Beginning of Exercise Price Options Underlying
Grant Date Exercise Period Period (per share) Granted Stock Options
10/30/2020 10/1/2021 9/30/2026 JPY 2,000 150,000 150,000
7/18/2025 7/18/2026 7/17/2030 $ 1.74 36,500 36,500

The stock options held by Mr. Eguchi granted in July 2025 may only be exercised upon the achievement of certain revenue targets by the Issuer, which are set forth in more detail in the 11th Series Stock Option Allotment Agreement, a copy of which is attached hereto as Exhibit 99.3 (the "11th Series Option Agreement"). The foregoing description of the stock options is a summary only and does not purport to be complete and is qualified in its entirety by the full text of the 8th Series Stock Option Allotment Agreement, a copy of which is attached hereto as Exhibit 99.2, and the 11th Series Option Agreement, which together are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement

99.2* 8th Series Stock Option Allotment Agreement, dated October 15, 2020, between the Issuer and Kouji Eguchi [English Translation]

99.3*11th Series Stock Option Allotment Agreement, dated July 7, 2025, between the Issuer and Kouji Eguchi [English Translation]

*Certain personally identifiable information in this exhibit was omitted pursuant to Item 601(a)(6) of Regulation S-K by means of redacting a portion of the text and replacing it with [***].

## Signatures
- Kouji Eguchi: /s/ Kouji Eguchi, Kouji Eguchi (09/02/2025)
- COZY LLC: /s/ Kouji Eguchi, Kouji Eguchi, Managing Member (09/02/2025)